UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Fearn, Judith K.
   Broadway House
   1-15 King Street
   London W-6 9HR United Kingdom,
2. Issuer Name and Ticker or Trading Symbol
   Catalyst International, Inc. (CLYS)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1996
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P., European Operations

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right   $0.100                                                                     (1)          04/22/04
to buy)
Employee Stock Option (right   $10.000         04/03/96       H                          45,000           (2)          07/28/05
to buy)
Employee Stock Option (right   $8.500          04/03/96       A         45,000                            (3)          04/03/06
to buy)
Employee Stock Option (right   $4.125          12/06/96       A         10,000                            (4)          12/06/06
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right             Common Stock                   15,000                    15,000        D
to buy)
Employee Stock Option (right   04/03/96  Common Stock                   45,000                    0             D
to buy)
Employee Stock Option (right   04/03/96  Common Stock                   45,000                    45,000        D
to buy)
Employee Stock Option (right   12/06/96  Common Stock                   10,000                    10,000        D
to buy)

Explanation of Responses:

(1)
The Option vests 20% on the first anniversary of Ms. Fearns's date of hire (5/3/94) and 1-2/3% each month thereafter, provided Ms.
Fearn remains an employee of the Company.
(2)
The Option vests 20% on the first anniversary of the date of grant (7/28/95) and 1-2/3% each month thereafter, provided Ms. Fearn remains an employee of the Company.
(3)
The Option vests 20% on the first anniversary of the date of grant (4/3/96) and 1-2/3% each month thereafter, provided Ms. Fearn remains an employee of the Company.
(4)
The Option vests 20% on the first anniversary of the date of grant (12/06/96) and 1 2/3% each month thereafter, provided Ms. Fearn remains an employee of the Company.

SIGNATURE OF REPORTING PERSON
/S/ JUDITH K. FEARN
DATE 03/12/97